Exhibit (a)(3)

                                                            July 5, 2001


Dear Employees:

                  Attached you will find the details of a stock option exchange program. As you know, we as a company are committed to the concept of employees as owners, and in light of the recent stock market volatility, especially for technology stocks, we felt it appropriate to offer this exchange program.

                  Please take the time to carefully read the documents and instructions attached to this email. You need to return the Election Form to us no later than 5 p.m., local time in your principal place of employment, August 3, 2001.

                  If you have any questions about the Offer, please contact Galia Bachar, Director of Human Resources, at telephone number (+972) 9-970-8510, fax number (+972) 9-970-7868.

                                          Sincerely,


                                          Hugo Goldman


Enclosures